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Exhibit 4.19

GUARANTEE

    This Guarantee is made as of December 31, 2001, by Wells Fargo & Company, a Delaware corporation (the "Guarantor"), to and for the benefit of participants (each, a "Participant") in the Nonqualified Deferred Compensation Plan for Independent Contractors (the "Plan") of WF Deferred Compensation Holdings, Inc., a wholly-owned subsidiary of the Guarantor (the "Plan Sponsor").

    1.  Guarantee.  For value received, the Guarantor unconditionally and irrevocably guarantees to each Participant and to each Participant's beneficiaries under the Plan, to the fullest extent permitted by law, the payment when due of all present and future payment obligations of the Plan Sponsor under the Plan (the "Obligations"), such payment by the Guarantor of an Obligation to be made immediately upon the failure of the Plan Sponsor to pay the Obligation in accordance with the terms and conditions thereof.

    2.  Nature of Guarantee.  This Guarantee is an absolute, unconditional and continuing guarantee of payment of the Obligations and continues in force and is binding upon the Guarantor until all of the Obligations are paid in full. This Guarantee is an agreement of payment and not merely of collection. If the Plan Sponsor fails to pay an Obligation in accordance with the terms thereof and the Guarantor fails to pay the Obligation immediately upon the Plan Sponsor's failure to pay, the Participant holding the Obligation or the Participant's beneficiary, as the case may be, may bring suit directly against the Guarantor for payment of the Obligation without first exhausting remedies against the Plan Sponsor. The Guarantor reserves the right to assert defenses that the Plan Sponsor has to payment of an Obligation other than defenses arising from the bankruptcy or insolvency of the Plan Sponsor and defenses expressly waived by the Guarantor hereunder.

    3.  Guarantee Unsecured and Unfunded.  This Guarantee is a general unsecured obligation of the Guarantor. No Participant or any beneficiary of any Participant has as a result of this Guarantee any rights greater than the rights of general unsecured creditors of the Guarantor, nor does any Participant or any beneficiary of any Participant have as a result of this Guarantee any lien, prior claim or other security interest in any assets, funds or property of the Guarantor. The Guarantor is not obligated to set aside or earmark any assets or funds or to establish or maintain any fund, escrow or trust for purposes of the payment of any amounts payable by the Guarantor under this Guarantee.

    4.  No Restrictions on Guarantor's Business.  This Guarantee does not include any covenant that restricts in any way the business of the Guarantor or any of its subsidiaries including the Plan Sponsor. Without limiting the generality of the foregoing, this Guarantee does not limit, restrict or prevent the Guarantor from (a) issuing any debt, obligations, commitments or securities that have priority of payment over the Guarantor's obligations under this Guarantee or that are secured by any assets or property of the Guarantor, (b) entering into a merger, consolidation or other business combination, or (c) effecting any restructuring or reorganization of the Guarantor.

    5.  Termination of Guarantee.  The Guarantor may terminate this Guarantee 30 days after delivering notice to the Plan Sponsor except that this Guarantee remains in full force and effect with respect to Obligations outstanding or contracted or committed for prior to the 30th day after notice is given to the Plan Sponsor until all such Obligations have been paid in full.

    6.  Successors and Assigns of Guarantor.  This Guarantee is binding on any successor of the Guarantor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Guarantor to the same extent that the Guarantor would be required to perform as if no such succession had taken place.

    7.  Governing Law.  This Guarantee is to be governed by and construed in accordance with the laws of the state of California applicable to contracts and obligations made in such state and any applicable laws of the United States of America.

    IN WITNESS WHEREOF, this Guarantee has been duly executed and delivered by the Guarantor as of the date first above written.

WELLS FARGO & COMPANY
By:	/s/ PATRICIA R. CALLAHAN Patricia R. Callahan Executive Vice President

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GUARANTEE